QSOUND LABS, INC.

REPORT OF MATTERS VOTED ON AND OUTCOME OF VOTING

ANNUAL MEETING OF SHAREHOLDERS

MAY 2, 2008

This report sets out a description of each matter voted on at the Annual Meeting of shareholders of QSound Labs, Inc. (“Company”) held in Calgary, Alberta on May 2, 2008 and the outcome of voting.

1.

Description of Matter

Appointment of KPMG LLP, as auditors of the Company to hold office until the next annual general meeting or until a successor is appointed, at a remuneration to be fixed by the directors, the directors being authorized to fix such remuneration.

Outcome of Voting

Approved.

2.

Description of Matter

Election of David J. Gallagher, M. Patty Chakour, Douglas Balfour and D. Tony Stelliga as directors of the Company to hold office until the next annual meeting of the Company.

Outcome of Voting

Approved.